U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

FORM 4                                                      OMB APPROVAL
                                                   -----------------------------
                                                   OMB NUMBER:  3235-0287
                                                   Expires:  September 30, 1998
                                                   Estimated average burden
                                                   hours per response ...... 0.5
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                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP



    Filed pursuant to Section16(a) of the Securities Exchange Act of 1934,
      Section 17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(f) of the Investment Company Act of 1940




1. Name and Address of Reporting Person

Schwartz                             Theodore                        A.
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  (Last)                             (First)                      (Middle)

c/o Berger Holdings, Ltd.           805 Pennsylvania Boulevard
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                                         (Street)

Feasterville                            PA                         19053
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  (City)                             (State)                       (Zip)


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2. Issuer Name and Ticker or Trading Symbol

Berger Holdings, Ltd.  (BGRH)
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3. IRS Number or Social Security Number of Reporting Person (Voluntary)


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4. Statement for Month/Year

January 1999
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5. If Amendment, Date of Original (Month/Year)


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6. Relationship of Reporting Person to Issuer:
       (Check all applicable)


             X    Director                         10% Owner
           -----                           ------

             X    Officer (give                    Other (Specify
           -----           title below)    ------         below)

               Chairman of the Board and Chief Executive Officer
               -------------------------------------------------

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7. Individual or Joint/Group Filing  (Check Applicable Line)

  X   Form filed by One Reporting Person
-------

      Form filed by More than One Reporting Person
-------
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             Table 1 -- Non-Derivative Securities Acquired,
                        Disposed of, or Beneficially Owned

1. Title of Security    2. Transaction Date      3. Transaction Code
   (Instr. 3)             (Month/Day/Year)          (Instr. 8)

                                                    Code            V
--------------------    -------------------      -----------      -----
Common Stock               12/28/98                   M
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Common Stock               12/28/98                   M
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Common Stock               12/28/98(1)                G              V
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Common Stock               12/28/98(2)                G              V
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Common Stock               12/28/98(2)                G              V
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Common Stock               12/28/98(2)                G              V
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Common Stock               12/28/98(1)                G              V
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4.  Securities Acquired (A) or Disposed of (D)
    (Instr. 3,4 and 5)

    Amount               (A) or (D)            Price
-----------------        ----------            ------
10,000                       A                  $1.50
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467                          A                  $1.50
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1,000                        D                   --
------------------------------------------------------
1,000                        D                   --
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1,000                        D                   --
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1,000                        D                   --
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1,000                        A                   --
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5. Amount of Securities     6. Ownership Form:     7. Nature of Indirect
   Beneficially Owned at       Direct (D) or          Beneficial Ownership
   End of Month                Indirect (I)           (Instr. 4)
   (Instr. 3 and 4)            (Instr. 4)
--------------------------- -------------------    ------------------------
                                     D
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     416,225                         D
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       6,000                     I                    By wife
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Reminder: Report on a separate line for each class of
          securities beneficially owned directly or indirectly.




                                        (Over)
                                        SEC 1474 (7/96)

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

FORM 4 (continued)


        Table II -- Derivative Securities Acquired,
                    Disposed of or Beneficially Owned
                    (e.g., puts, calls, warrants,
                    options, convertible securities)

1. Title of Derivative   2.  Conversion or Exercise     3. Transaction Date
   Security                  Price of Derivative           (Month/Day/Year)
   (Instr. 3)                Security
----------------------       -------------------------      ----------------
Employee Stock Option
(right to buy)                   $1.50                         12/28/98
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Employee Stock Option
(right to buy)                   $1.50                         12/28/98
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4. Transaction Code   5.  Number of Derivative    6. Date Exercisable
   (Instr. 8)             Securities Acquired (A)    and Expiration Date
                          or Disposed of (D)         (Month/Day/Year)
                          (Instr. 3, 4 and 5)


   Code       V         (A)            (D)          Date          Expir-
                                                    Exercisable   ation
                                                                  Date
---------   -----     ---------     ----------      -----------   ---------
M                      10,000                        6/1/90        6/1/2000
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M                         467                      12/31/90      12/31/2000
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7. Title and Amount of Underlying   8. Price of        9. Number of
   Securities                          Derivative         Derivative
                                       Security           Securities
      Title            Amount or       (Instr. 5)         Beneficially
                       Number of                          Owned at End
                       Shares                             of Month
                                                          (Instr. 4)
---------------------------------   --------------     -----------------
Common Stock           10,000                              30,000
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Common Stock              467                                -0-
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10. Ownership         11. Nature of
    Form of               Indirect
    Derivative            Beneficial
    Security:             Ownership
    Direct (D) or         (Instr. 4)
    Indirect (I)
    (Instr. 4)

-----------------     ---------------
       D
------------------     ----------------
     D
-----------------     ----------------

Explanation of Responses:
(1) Gift to wife.
(2) Gift to child who does not share reporting person's household.
The reporting person disclaims beneficial ownership of all securities held by his children, and this report should not be deemed an admission that the reporting person is the beneficial owner of such securities for the purposes of Section 16 or for any other purpose.


                       /s/ Theodore A. Schwartz            1/6/99
                   _______________________________    ______________
                   **Theodore A. Schwartz                    Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).


Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, See Instruction 6 for procedure.